SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Update on Differences between Non-Consolidated Actual Results for Fiscal Year Ended March 31, 2016 and Forecasted Results for Fiscal Year Ended March 31, 2017 for DAIKYO INCORPORATED”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 26, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Update on Differences between Non-Consolidated Actual Results for Fiscal Year Ended March 31, 2016 and Forecasted Results for Fiscal Year Ended March 31, 2017 for DAIKYO INCORPORATED

TOKYO, Japan — October 26, 2016 — ORIX Corporation (“ORIX”), a leading integrated financial services group, announced today that its consolidated subsidiary DAIKYO INCORPORATED has provided information regarding differences between the non-consolidated actual results for the fiscal year ended March 31, 2016 and the forecasted results for the fiscal year ended March 31, 2017, as shown separately in the attachment to this news release.

The impact of this update is expected to be immaterial to ORIX’s consolidated results.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 37 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”

October 26, 2016

To whom it may concern

Company name:	DAIKYO INCORPORATED
Representative:	Akira Yamaguchi,
Representative Executive Officer,
President
Securities code:	8840
Listing:	First Section, Tokyo Stock Exchange
Contact:	Koichi Hinago, General Manager, Group Corporate Planning Dept.

Announcement Concerning Difference of Non-consolidated Performance Forecast to the Performance of the Previous Fiscal Year

DAIKYO INCORPORATED (the “Company”) hereby announces that non-consolidated performance forecasts of net sales for the fiscal year ending March 2017 are expected to deviate from the performance of the previous fiscal year to the extent that disclosure is required, as a result of the revision of the group-wide business plan in the medium-term management plan announced today, although non-consolidated performance forecasts were not disclosed in the Consolidated Financial Results for the Fiscal Year Ended March 31, 2016 (J-GAAP) announced on May 10, 2016.

There are no changes from the consolidated performance forecast announced on May 10, 2016.

1. Full-year Non-consolidated Performance Forecast (April 1, 2016 to March 31, 2017)

				(Millions of yen)
	Net sales	Ordinary income	Net income	Net income per share
Results for the fiscal year ended March 31, 2016 (A)	86,736	8,034	9,379	¥11.07
Forecast (B) (Fiscal year ending March 31, 2017)	67, 000	7,500	8,500	¥10.12
Change (B-A)	(19,736)	(534)	(879)	—
Change (%)	(22.8)	(6.7)	(9.4)	—

2. Reason for the Difference

With regard to non-consolidated performance for the fiscal year ending March 2017, both the number of condominium units completed and the number of condominium units sold are expected to decline from the previous fiscal year, resulting in decreased revenue and income.

1

*

Forward-looking statements in this document, including the performance outlook, etc., were written based on the information the Company possessed at this time and certain assumptions the Company considered to be reasonable. Actual performance may differ from the forecast figures due to various factors.

Disclaimer

This document was prepared in English for convenience purposes only. The original Japanese document shall take precedence in the event of any discrepancies arising from the translations or interpretations contained in this document.

2